E.B.

SI 19008361

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Direct Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West Broad Street, Suite 800
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Goldbach (704) 783-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Linda Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Direct Investments, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and COO

Title

Notary Public

Stephanie Johnson
Notary Public-Connecticut
My Commission Expires
6-30-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Waypoint Direct Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waypoint Direct Investments, LLC (a limited liability company) as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Waypoint Direct Investments, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Waypoint Direct Investments, LLC's management. Our responsibility is to express an opinion on Waypoint Direct Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Waypoint Direct Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Waypoint Direct Investments, LLC's financial statements. The supplemental information is the responsibility of Waypoint Direct Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Waypoint Direct Investments, LLC's auditor since 2018.
White Plains, New York
February 28, 2019

Waypoint Direct Investments, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 187,257
Accounts Receivable	1,739,376
Prepaid Expenses	34,933
Total assets	$ 1,961,566

Liabilities and Members' Equity

Liabilities

Accounts Payable and Accrued Expenses	$ 34,934
Payable to Affiliate	1,515
Commission Payable	1,100,917
Total liabilities	1,137,366

Commitments and contingencies

Members' Equity

Members' Equity	824,200
Total Members' Equity	824,200
Total Liabilities and Members' Equity	$ 1,961,566

See accompanying notes to financial statements

Waypoint Direct Investments, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues	
Underwriting Revenue	$ 5,526,537
Total revenues	5,526,537
Expenses	
Payroll Expenses	147,420
Commission Expenses	3,049,698
Offering Expenses	140,000
Professional Fees	94,479
Occupancy	30,636
Other Operating Expenses	84,853
Total expenses	3,547,086
Net income	$ 1,979,451

See accompanying notes to financial statements

Waypoint Direct Investments, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

	Total Members' Equity
Balance at January 1, 2018	$ 1,173,749
Capital distributions	(2,329,000)
Capital contributions	-
Net income	1,979,451
Balance at December 31, 2018	$ 824,200

See accompanying notes to financial statements

Waypoint Direct Investments, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income		$ 1,979,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Account receivable, net	$ 1,341,998	
Prepaid expense	(21,132)	
(Decrease) increase in:		
Accounts payable and accrued expenses	29,873	
Payable to affiliate	(41,421)	
Commission payable	(871,136)	
Total adjustments		438,182
Net cash provided by operating activities		2,417,633
Capital distributions	(2,329,000)	
Net cash provided by (used in) financing activities		(2,329,000)
Net increase in cash		88,633
Cash at December 31, 2017		98,624
Cash at December 31, 2018		$ 187,257

See accompanying notes to financial statements

Waypoint Direct Investments, LLC
Notes to Financial Statements
December 31, 2018

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Waypoint Direct Investments, LLC (the "Company") was organized in the State of Delaware on June 14, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including private placement of securities in the syndication of buildings and real estate to institutional investors. The Company was approved by FINRA in February 2013 to conduct corporate finance consulting including mergers and acquisitions.

BD Direct Owner LLC (the "Owner") owns 99% of the Company.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments ("ASC 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty

associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Underwriting Revenue

Underwriting revenue, which includes fees earned from private placement services, are recognized at a point in time, generally when a transaction closes. Costs associated with private placement services are deferred until the related revenue is recognized, and are recorded on a gross basis within 'Offering expenses' in the Statement of income as the Company is acting as a principal in the arrangement.

Commission payable

Commission payable to registered representatives is recorded when the related fee revenue is recognized and is, by agreement, not paid until cash fees are received by the Company.

Credit risk

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

NOTE 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in these financial statements.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company has entered into a written agreement with Waypoint Residential LLC, an affiliate of the Company ("Affiliate"), to share office space and personnel in the ordinary course of its business. Under this agreement, the Company is charged a share of the expenses paid by the Affiliate in proportion to the benefits derived by the entity, based on the percentage of an employee's time attributable to the Company compared with the total time attributable to the Affiliate. For the year ended December 31, 2018, rent and employee compensation and benefits expense amounted to $30,636 and $147,420, respectively.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2018, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements and related disclosures. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and

aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $150,808 which was $145,808 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($36,449) to net capital was 0.24 to 1.

Waypoint Direct Investments, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Members' Equity	$ 824,200	
Total Members' Equity		$ 824,200
Less: Non-allowable assets		
Prepaid expense	(34,933)	
Receivables, non-allowable portion	(638,459)	
Total non-allowable assets		(673,392)
Net Capital		150,808
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,430	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		145,808
Aggregate indebtedness		$ 36,449
Ratio of aggregate indebtedness to net capital		0.24 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 dated December 31, 2018 as amended on February 28, 2019.

Waypoint Direct Investments, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Waypoint Direct Investments, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Waypoint Direct Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waypoint Direct Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waypoint Direct Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Waypoint Direct Investments, LLC stated that Waypoint Direct Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Waypoint Direct Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waypoint Direct Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

White Plains, New York
February 28, 2019

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

WAYPOINT
DIRECT INVESTMENTS

Waypoint Direct Investments LLC Exemption Report

Waypoint Direct Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1 to December 31, 2018 without exception.

Waypoint Direct Investments, LLC

I, Linda Lewis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Linda Lewis
President and COO

Date: 2-27-19

Waypoint Direct Investments, LLC
9 West Broad Street, Stamford, CT 06902
Member FINRA/SIPC